Exhibit 99.1

JOINT FILERS’ NAMES AND ADDRESSES

The following persons are filing jointly with Mr. Chadha.

1.	Adesi 234 LLC

2.	HandsOn Fund 4 I LLC

3.	HandsOn Global Management, LLC

4.	HOF 2 LLC

5.	Sharon Chadha

The business address for each of the above reporting persons is:

8550 West Desert Inn Road, Suite 102-452

Las Vegas, NV 89117

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